Financial Statements
(Audited)

For the year ended December 31, 2009, for the period ended December 02, 2010, and from December 21, 2007 (Inception) to December 02, 2010.

 Synergistic Resources, LLC

CALIFORNIA	26-1679220
(State of incorporation)	(I.R.S. Employer Identification No.)

1300 Dove street # 100  Newport Beach, CA 92660
(Address of principal executive offices)

(855) 420-2262
(Company’s telephone number, including area code)

TABLE OF CONTENTS

Page
FINANCIAL INFORMATION

Item 1. Financial Statements	1

Balance Sheets as of December 31, 2009 and December 02, 2010	1

Statements of Operations for the year ended December 31, 2009 and for the period ended December 02, 2010, and from December 21, 2007 (Inception) to December 02, 2010	2

Statements of Members’ Equity	3

Statements of Cash Flows for the year ended December 31, 2009 and for the period ended December 02, 2010, and from December 21, 2007 (Inception) to December 02, 2010	4

Notes to the Financial Statements	5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Synergistic Resources, LLC

We have audited the accompanying balance sheets of Synergistic Resources, LLC as of December 2, 2010 and December 31, 2009, and the related statements of operations, members’ equity, and cash flows for the period ended December 2, 2010 and the year ended December 31, 2009, and from December 21, 2007 (Inception) to December 2, 2010. Synergistic Resources, LLC’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergistic Resources, LLC as of December 2, 2010 and December 31, 2009, and the results of its operations and its cash flows the period ended December 2, 2010 and the year ended December 31, 2009, and from December 21, 2007 (Inception) to December 2, 2010 in conformity with accounting principles generally accepted in the United States of America.

Tarvaran, Askelson & Company, LLP

Laguna Niguel, CA
December 20, 2011

FINANCIAL INFORMATION

Item 1.	Financial Statements

Synergistic Resources, LLC

Balance Sheets (Audited)

	December 2,	December 31,
	2010	2009

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,402	$16,531
Accounts receivable	-	6,903
TOTAL CURRENT ASSETS	1,402	23,434

Other Assets	33,872	40,378
Property and equipment, net	44,966	48,157

TOTAL ASSETS	$80,240	$111,969

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$63,680	$23,738
Accrued Liabilities	33,923	102,518

TOTAL CURRENT LIABILITIES	97,603	126,256

LONG TERM LIABILITIES
Notes payable	124,993	175,000

TOTAL LONG TERM LIABILITIES	124,993	175,000

TOTAL LIABILITIES	222,596	301,256

MEMBERS' EQUITY

Members' equity	(142,356)	(189,287)

TOTAL MEMBERS' EQUITY	(142,356)	(189,287)

TOTAL LIABILITIES AND MEMBERS' EQUITY	$80,240	$111,969

The accompanying notes are an integral part of these consolidated financial statements.

Synergistic Resources, LLC

Statements of Operations (Audited)

	Period Ended		Dec. 21, 2007
	December 2, 2010	December 31, 2009	(inception) to Dec. 2, 2010
REVENUE
Revenue	$4,063,920	$2,575,898	$6,937,244
Total revenue	4,063,920	2,575,898	6,937,244

OPERATING EXPENSES
Cost of sales	54,442	39,836	100,105
Selling, general and administrative expenses	4,003,268	2,721,666	7,057,472

Total operating expenses	4,057,710	2,761,502	7,157,577

Operating income (loss)	6,210	(185,604)	(220,333)

Other Expense
Interest expense	(12,164)	(8,199)	(22,029)

Total other expense	(12,164)	(8,199)	(22,029)

NET INCOME (LOSS)	$(5,954)	$(193,803)	$(242,362)

The accompanying notes are an integral part of these consolidated financial statements.

Synergistic Resources, LLC

Statements of Cash Flows (Audited)

	Period Ended		Dec. 21, 2007
	December 2,	December 31,	(inception) to
	2010	2009	December 02, 2010
Cash flows from operating activities:
Net Income (loss)	$(5,954)	$(193,803)	$(242,362)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	18,209	22,043	42,383
Changes in operating assets and liabilities:
Accounts receivable	16,310	(16,310)	-
Other assets	(2,901)	(22,090)	(33,872)
Accounts payable	(28,653)	127,114	97,603

Net cash from operating activities	(2,989)	(83,046)	(136,249)

Cash flows from investing activities:
Purchases of equipment	(15,018)	(50,462)	(87,349)

Net cash used in investing activities	(15,018)	(50,462)	(87,349)

Cash flows from financing activities:
Equity drawings	(36,113)	(95,499)	(147,321)
Equity contributions	88,998	125,000	247,327
Proceeds from (payments) note payable	(50,007)	113,333	124,993

Net cash provided by financing activities	2,878	142,834	225,000

Net increase (decrease) in cash and cash equivalents	(15,129)	9,326	1,402

Cash and cash equivalents at beginning of period	16,531	7,205	-

Cash and cash equivalents at end of period	$1,402	$16,531	$1,402

The accompanying notes are an integral part of these financial statements.

Synergistic Resources, LLC

Statements of Members' Equity (Audited)
Period Ended December 2, 2010

		Total
	Member	Members’
	Capital	Equity

BALANCES, from inception	$(24,985)	$(24,985)

Capital contributed	125,000	125,000
Drawings	(95,499)	(95,499)

Net income	(193,803)	(193,803)

BALANCES, December 31, 2009	$(189,287)	$(189,287)

Capital contributed	88,998	88,998
Drawings	(36,113)	(36,113)

Net income	(5,954)	(5,954)

BALANCES, December 2, 2010	$(142,356)	$(142,356)

The accompanying notes are an integral part of these consolidated financial statements.

SYNERGISTIC RESOURCES LLC
Notes To Financial Statements
For The Year Ended December 31, 2009, For The Period Ended December 02, 2010, And
From December 21, 2007 (Inception) To December 02, 2010.
(Audited)

1. Description of Business

Synergistic Resources, LLC dba Marijuana Medicine Evaluation Centers (the “Company,” “we,” “us,” “our,” and “Synergistic Resources”) was organized under the laws of the state of California on December 21, 2007. Synergistic Resources specializes in providing management expertise to the medical marijuana industry including, but not limited to, site location, staffing, administration and human resources.

Synergistic Resources through a contractual arrangement with a professional medical corporation, manages medical cannabis clinics.  The twelve medical clinics managed by Synergistic Resources are all located throughout California.  Individuals that believe they may benefit from medical cannabis schedule a doctor’s appointment at one of the clinics throughout the state to be seen by a California licensed physician.  After the medical evaluation, if the physician believes the patient suffers from any of the symptoms or ailments as defined by law, the physician provides the patient a Letter Of Recommendation (LOR).  The LOR allows the patient to visit an independent dispensary, and after their LOR is verified, the patient is permitted to enter the dispensary and purchase any number of cannabis and non-cannabis related products.

Synergistic Resources receives compensation from the professional medical corporation, and handles all billing, collections, administrative functions and marketing, leaving the physician to focus his or her time on medical treatment and evaluation of patients.  Synergistic Resources provides marketing on behalf of the professional medical corporation.  The web-based advertising generates telephone calls from potential patients interested in scheduling a doctor’s appointment.

Recent Developments

On December 3, 2010, we entered into a Reorganization and Asset Acquisition Agreement pursuant to which General Cannabis, Inc. acquired substantially all of our assets.  The assets consisted primarily of the intellectual property and established marketing associated with the name Marijuana Medicine Evaluation Centers, including its website (www.marijuanamedicine.com), and the assignment of a Management Services Agreement pursuant to which we initially managed twelve (12) medicinal cannabis clinics (we now manage 14).  As consideration for the purchase, General Cannabis, Inc. issued us an aggregate of Two Million (2,000,000) shares of their common stock, and paid us Fifty Thousand Dollars ($50,000) cash.  Also effective on December 3, 2010, General Cannabis, Inc. entered into an at-will employment agreement with Brent Inzer, the sole manager and member of Synergistic Resources, with compensation of Fifteen Thousand Dollars ($15,000) per month.

2. Basis of Presentation and Significant Accounting Policies.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the Generally Accepted Accounting Principles in the United States of America ("GAAP"). In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.  Results for the year ended December 31, 2009, for the period ended December 02, 2010, and from December 21, 2007 (Inception) to December 02, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on knowledge of current events and anticipated future events and accordingly, actual results may differ from those estimates.

Cash and Cash equivalents

We maintain cash in bank and deposit accounts, which, at times, exceed federally insured limits. We have not experienced any losses in such accounts. We believe that we are not exposed to any significant credit risk on cash and cash equivalents.

We consider only highly liquid investments such as money market funds and commercial paper with maturities of 90 days or less at the date of their acquisition as cash and cash equivalents.  There were no cash equivalents as of December 31, 2009 or December 02, 2010.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and any accrued liabilities, approximate fair value as of December 02, 2010, because of their generally short term nature.

Accounts Receivable

Accounts receivable are recorded at the invoice amount and do not bear interest.

Impairment of Long-Lived and Intangible Assets

In accordance with Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. No impairment was recognized during the year ended December 31, 2009 nor during the period ended December 2, 2010.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the useful lives of the assets, generally from three to seven years.

Subsequent Events

During May 2009 and February 2010, the FASB issued new authoritative pronouncement regarding recognized and non-recognized subsequent events. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The Company adopted this guidance and it had no impact on the Company’s results of operations or financial position.  The Company has evaluated subsequent events the date that the financial statements were available to be issued. Other than the events in Note 8 Subsequent Events, the Company is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

Revenue Recognition

We recognize revenue in accordance with ASC 605, “Revenue Recognition,” we recognize as revenue the fees we charge customers as referenced below because persuasive evidence of an arrangement exists, the fees we charge are substantially fixed or determinable during the period that we provide the services, we and our customers understand the specific nature and terms of the agreed upon transactions, collectability is reasonable assured and services have been rendered.

The Company recognizes revenue as follows:

Management Fee Revenue – The Company manages medical cannabis clinics throughout California pursuant to a contractual arrangement with a professional medical corporation.  We recognize as revenue the fees we charge the professional medical corporation for providing administrative, marketing and human resources services. Our policy is to recognize revenues during the period that the services are rendered and we do not offer returns.

Income Taxes

We follow “Accounting for Income Taxes” that requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also recorded in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.

We have adopted “Accounting for Uncertainty in Income Taxes”. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption of ASC 740-10-25 had no effect on our financial statements.

We are a disregarded entity for income tax purposes and, accordingly, income or loss of the Company flows through to the individual member. The Company is subject to California limited liability company fee based upon the gross revenues of the Company, which is included in other expense. The Company incurred a California limited liability company fee of $6,000 for the year ended December 31, 2009 and for the period ended December 2, 2010.

Recent Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”. This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the FASB Accounting Standards Codification (the “Codification”). The Company adopted this guidance and it had no impact on the Company’s results of operations or financial position.

In August 2009, the FASB issued the FASB Accounting Standards Update No. 2009-05 “Fair Value Measurement and Disclosures Topic 820 - Measuring Liabilities at Fair Value”, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures - Overall, for the fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1) a valuation technique that uses: a. the quoted price of the identical liability when traded as an asset, or b. quoted prices for similar liabilities or similar liabilities when traded as assets; or 2) another valuation technique that is consistent with the principles of topic 820.  Two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this update also clarify that both a quoted price in an active market for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The Company adopted this guidance and it had no impact on the Company’s results of operations or financial position.

In May 2009, the FASB issued standards that require management to evaluate subsequent events through the date the financial statements are either issued, or available to be issued. Companies are required to disclose the date through which subsequent events have been evaluated. This standard is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted this guidance and it had no impact on the Company’s results of operations or financial position.

In January 2010, FASB issued ASU No. 2010-06 - Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted this guidance and it had no impact on the Company’s results of operations or financial position.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3. Other Assets

During the year ended December 31, 2009 and during the period ended December 2, 2010, we entered into several commercial office space lease agreements (the “Lease Agreements”) pursuant to which we agreed to rent certain space and we were required to make a deposits which total in the aggregate $33,872.

4. Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the useful lives of the assets, generally from three to seven years. Property and equipment at December 02, 2010 and 2009 consist of the following:

Property and Equipment	December 02,	December 31,
	2010	2009
Furniture and Equipment	$87,349	$72,331
Less: Accumulated Depreciation	(42,383)	(24,174)
Property and Equipment, net	$44,966	$48,157

5. Accrued Liabilities

Accrued liabilities at December 2, 2010 and December 31, 2009 are comprised of the following:

Accrued liabilities	December 02,	December 31,
	2010	2009
Payroll liabilities	$18,923	$102,518
Legal settlement	15,000	-
Total accrued liabilities	$33,923	$102,518

6. Notes Payable

During November 2008, the Company issued a note payable in the amount of $60,000, which note was unsecured and payable on demand.  At December 2, 2010, no principal reduction had taken place and the balance on the note was $60,000, which included $5,000 in accrued interest.

During the year ended 2008, the Company issued a note payable in the amount of $90,000, which note was unsecured and had a maturity date of December 31, 2011.  At December 2, 2010, the note payable had an outstanding balance of $10,000 including accrued interest.

At December 31, 2009 the Company had a note payable in the amount of $50,000. This note was payable on demand and was unsecured. At December 2, 2010, no principal reduction had taken place and the balance on the note was $50,000.

7. Members’ Equity

Synergistic Resources was initially formed on December 21, 2007 and subsequently capitalized with capital contributions from our sole founding member, Brent Inzer.  The cash proceeds from the capitalization were contributed to the Company and are reflected in the Company’s members’ equity.

As of December 2, 2010, our sole founding member, Brent Inzer, had 100% of our member equity.

8. Subsequent Events

We have evaluated subsequent events through December 12, 2011, the date that the financial statements were available to be issued.

On December 3, 2010, we entered into a Reorganization and Asset Acquisition Agreement pursuant to which General Cannabis, Inc. acquired substantially all of our assets.  The assets consisted primarily of the intellectual property and established marketing associated with the name Marijuana Medicine Evaluation Centers, including its website (www.marijuanamedicine.com), and the assignment of a Management Services Agreement pursuant to which we initially managed twelve (12) medicinal cannabis clinics.  As consideration for the purchase, General Cannabis, Inc. issued us an aggregate of Two Million (2,000,000) shares of their common stock, and paid us Fifty Thousand Dollars ($50,000) cash.  Also effective on December 3, 2010, General Cannabis, Inc. entered into an at-will employment agreement with Brent Inzer, the sole manager and member of Synergistic Resources, with compensation of Fifteen Thousand Dollars ($15,000) per month.